SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 16, 2016
Commission File Number: 001-34559

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant  to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference are the following documents:

1.	The Registrant's Notice of Annual General Meeting of Shareholders to be held on September 12, 2016.
2.	Proxy card for use in connection with the Registrant's Annual General Meeting of Shareholders to be held on September 12, 2016.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351) and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

	By:	/s/ Hugo Goldman
Name: Hugo Goldman
Date: August 16, 2016		Title: Chief Financial Officer

2

SYNERON MEDICAL LTD.
Tavor Building, Yokneam Industrial Zone,
Yokneam Illit 20692, Israel

Dear Shareholder:

You are cordially invited to attend an Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), scheduled to be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Monday, September 12, 2016 at 3:00 p.m. Israel local time (the "Meeting").

As described in the accompanying Notice of the Annual General Meeting of Shareholders and Proxy Statement, shareholders will be asked to:  (1) approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the 2016 fiscal year and for an additional period until the next Annual General Meeting; (2) re-elect Mr. Stephen J. Fanning and Ms. Yaffa Krindel, whose current terms as directors expire at the Meeting, as Class II directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until their successors have been duly elected; (3)  re-elect Dr. Michael Anghel and Mr. Dan Suesskind as the Company’s external directors for three-year terms, effective as of November 7, 2016, in accordance with the provisions of the Israel Companies Law; (4) approve an updated compensation policy regarding the terms of service and employment of the directors and officers of the Company, in accordance with the provisions of the Israel Companies Law; (5) approve updated equity compensation to non-executive directors (other than Chairman of the Board) and external directors of the Company; and (6) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

The Company currently is unaware of any other matters that may be raised at the Annual General Meeting. Should any other matters be properly raised at the Annual General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Your vote is very important, regardless of the number of shares you own. I urge you to vote your proxy as soon as possible.

Whether or not you plan to attend the Annual General Meeting in person, I urge you to sign, date and promptly return the enclosed proxy card in the accompanying postage prepaid envelope. Even if you have previously returned your proxy card, you may, of course, attend the Annual General Meeting in person, withdraw your proxy and vote personally on any matters properly brought before the meeting.

On behalf of the Board of Directors and all of the employees of the Company, I wish to thank you for your continued support of the Company.

Sincerely yours,

Dr. Shimon Eckhouse
Active Chairman of the Board

August 16, 2016

SYNERON MEDICAL LTD.
Tavor Building, Yokneam Industrial Zone,
Yokneam Illit 20692, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on September 12, 2016

The Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), will be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Monday, September 12, 2016 at 3:00 p.m. Israel local time, subject to adjournment or postponement by the Board of Directors (the "Meeting"), for the following purposes:

1.            Approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the 2016 fiscal year and for an additional period until the next Annual General Meeting;

2.          Re-elect Mr. Stephen J. Fanning and Ms. Yaffa Krindel, whose current terms as directors expire at the Meeting, as Class II directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until their successors have been duly elected;

3.           Re-elect Dr. Michael Anghel and Mr. Dan Suesskind as the Company’s external directors for three-year terms, effective as of November 7, 2016, in accordance with the provisions of the Israel Companies Law;

4.          Approve an updated compensation policy regarding the terms of service and employment of the directors and officers of the Company, in accordance with the provisions of the Israel Companies Law;

5.          Approve updated equity compensation to non-executive directors (other than Chairman of the Board) and external directors of the Company; and

6.          Approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2015, pursuant to the provisions of the Israel Companies Law (5759–1999).

The Company currently is unaware of any other matters that may be raised at the Annual General Meeting. Should any other matters be properly raised at the Annual General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”), on Thursday, August 4, 2016 will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournment or postponement thereof.

In order to constitute a quorum for the conduct of business at the General Meeting, it is necessary that at least two shareholders holding 40% or more of the voting rights in the Company be present in person or be represented by proxy. Your attention is called to the accompanying proxy statement. To assure your representation at the Annual General Meeting, please date, sign and return the enclosed proxy card no later than 48 hours before the time of the Meeting, for which a return envelope is provided. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

By order of the Board of Directors,

Mr. Hugo Goldman
Chief Financial Officer
Yokneam Illit, Israel
August 16, 2016

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY.

If you have any questions, or have any difficulty voting your shares, please contact
Hugo Goldman, Chief Financial Officer at +972 (73) 244-2200.

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,
Yokneam Illit 20692, Israel

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 12, 2016

INTRODUCTION

This proxy statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Syneron Medical Ltd., an Israeli corporation, of proxies for use at the Annual General Meeting of shareholders of the Company scheduled to be held at the offices of the Company located at Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Monday, September 12, 2016 at 3:00 p.m. Israel local time, and at any and all postponements and adjournments thereof (the "Meeting"). Unless the context otherwise requires, references in this Proxy Statement to "Syneron," the "Company," "we" or "our" refer to Syneron Medical Ltd.

INFORMATION REGARDING VOTING AT THE ANNUAL GENERAL MEETING

General

At the Annual General Meeting, the shareholders of the Company are being asked to consider and to: (1) approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the 2016 fiscal year and for an additional period until the next Annual General Meeting; (2) re-elect Mr. Stephen J. Fanning and Ms. Yaffa Krindel, whose current terms as directors expire at the Meeting, as Class II directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until their successors have been duly elected; (3) re-elect Dr. Michael Anghel and Mr. Dan Suesskind as the Company’s external directors for three-year terms, effective as of November 7, 2016, in accordance with the provisions of the Israel Companies Law; (4) approve an updated compensation policy regarding the terms of service and employment of the directors and officers of the Company, in accordance with the provisions of the Israel Companies Law;  (5) approve updated equity compensation to non-executive directors (other than Chairman of the Board) and external directors of the Company; and (6) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

The Company currently is unaware of any other matters that may be raised at the Annual General Meeting. Should any other matters be properly raised at the Annual General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shares represented by properly executed proxies received by the Company will be voted at the Annual General Meeting in the manner specified therein or, if no instructions are marked on the proxy card, FOR each of the proposals listed in this proxy statement to the extent permitted by applicable law. Although management does not know of any other matter to be acted upon at the Annual General Meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the proxy card in accordance with their respective best judgment with respect to any other matters that may properly come before the Annual General Meeting.

The approximate date on which this proxy statement and the enclosed proxy card are first being sent to shareholders is August 16, 2016. This proxy statement and the accompanying proxy card are also available to the public through the Securities and Exchange Commission (the "Commission") website at http://www.sec.gov.

Principal Executive Office

The mailing address of the principal executive offices of the Company is Tavor Building, 3rd floor, Yokneam Industrial Zone, P.O. Box 550, Yokneam Illit 20692, Israel, our telephone number there is +972 (73) 244-2200 and our fax number is +972 (73) 244-2202.

Record Date, Quorum and Voting

August 4, 2016 has been set as the record date for the Annual General Meeting. Only shareholders of record on August 4, 2016 will be entitled to notice of and to vote at the Annual General Meeting. On August 4, 2016, 34,710,935 ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”), were outstanding (excluding treasury shares). Each outstanding Ordinary Share is entitled to one vote on each matter to be voted on at the Annual General Meeting.

 The affirmative vote of at least a majority of the votes of shareholders present and voting on each matter in person or by proxy (not including abstentions) is required to constitute approval of Proposals One, Two and Five. The approval of Proposals Three and Four by shareholders requires the affirmative vote of at least a majority of the votes of shareholders present and voting on the matter (not including abstentions), provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company, and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company.

The presence, in person or by proxy, of at least two shareholders holding at least 40% or more of the voting rights of the shares issued and outstanding and entitled to vote is necessary to constitute a quorum at the Annual General Meeting. If within half an hour from the time appointed there are not sufficient votes for a quorum, the Annual General Meeting will be adjourned by seven days to September 19, 2016, at 3:00 p.m. Israel local time, in order to permit the further solicitation of proxies. At such adjourned meeting the necessary quorum for the business for which the original meeting was called shall be one shareholder holding any number of shares.

Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business but are excluded entirely from the vote count.

Shareholders should complete and return the proxy card as soon as possible. To be valid, the proxy card must be completed in accordance with the instructions on it and received by no later than 48 hours prior to the Meeting, that is on or before September 10, 2016 at 3:00 p.m., Israel local time.

Shareholders wishing to express their position on an agenda item for the Annual General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Hugo Goldman, at Tavor Building, Yokneam Industrial Zone, Yokneam Illit 20692, Israel or by faxing the Position Statement to the Company's offices, c/o Mr. Hugo Goldman at +972 (73) 244-2202. Any Position Statement received will be furnished to the Securities and Exchange Commission on Form 6-K. Position Statements should be submitted to the Company no later than September 2, 2016.

Revocation of Proxies

Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised. A proxy may be revoked by delivering to the Chairman of the Board of Directors of the Company, prior to the commencement of the Annual General Meeting, either a written notice of revocation or a duly executed proxy bearing a later date at the address set forth above.

Expenses and Solicitation

The Company is making this solicitation, and the cost of preparing, assembling and mailing the Notice of Annual General Meeting of Shareholders, this Proxy Statement and the enclosed proxy card will be paid by the Company. Following the mailing of this proxy statement, directors, officers and other employees of the Company may solicit proxies by mail, telephone, e-mail or in person. These persons will receive no additional compensation for these services. In addition, the Company has retained the Proxy Advisory Group, a proxy solicitation firm, to solicit proxies on its behalf. We have engaged The Proxy Advisory Group, LLC®, to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements that are not expected to exceed $7,500 in the aggregate. In addition, brokerage houses and other nominees, fiduciaries and custodians nominally holding shares of Ordinary shares of record will be requested to forward proxy soliciting material to the beneficial owners of such shares and we will reimburse such persons for their reasonable expenses so incurred.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israel Companies Law (5759–1999) (the "Companies Law").

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the proxy rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to such rules.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL NO. 1

APPROVE AND RATIFY THE RE-APPOINTMENT OF INDEPENDENT
AUDITORS FOR THE COMPANY’S 2016 FISCAL YEAR AND AN
ADDITIONAL PERIOD UNTIL THE NEXT ANNUAL GENERAL MEETING

In accordance with the Israel Companies Law (5759–1999), the Company’s shareholders have the authority to appoint the Company’s independent auditors. At the Meeting, shareholders will be asked to approve and ratify the re-appointment of the independent registered public accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s fiscal year ending December 31, 2016 and for an additional period until the next Annual General Meeting.

Under the Company's Articles of Association, the Board of Directors (or a committee of the Board of Directors, if such determination was delegated to a committee) is authorized to determine the independent auditor's remuneration. In addition, under the corporate governance rules of the Nasdaq Global Market, the Audit Committee must be directly responsible for the remuneration of the independent auditor. In order to comply with both its Articles of Association and the corporate governance rules of Nasdaq, the Company has adopted a policy in which the Audit Committee approves the fees of the independent auditor, and thereafter the Board of Directors approves such fees.

Information regarding fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the Company’s fiscal year ending December 31, 2016 and for an additional period until the next Annual General Meeting, be, and it hereby is, approved, and that the Board be, and it hereby is, authorized, subject to the approval by the Audit Committee, to fix the remuneration of such independent auditors in accordance with the volume and nature of their services.”

PROPOSAL NO. 2

RE-ELECT STEPHEN J. FANNING AND YAFFA KRINDEL
AS CLASS II DIRECTORS

According to the Company’s Articles of Association, the directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote (except for the external directors who are elected according to the provisions of the Israeli Companies Law 1999 (the “Companies Law”)). At each Annual General Meeting, the regular term of one class of directors expires and the members of that class are up for election.

At this Annual General Meeting, the term of the second class of directors, currently consisting of Mr. Stephen J. Fanning and Ms. Yaffa Krindel, will expire. Ms. Yaffa Krindel was last elected as a Class II director to a three-year term at our Annual General Meeting held in 2013. On February 18, 2014, Mr. Stephen Fanning was appointed to the Company’s Board of Directors and joined the second class of directors, filling a vacancy in that class. The Nominating Committee and the Board of Directors have recommended that Mr. Stephen J. Fanning and Ms. Yaffa Krindel be re-elected as Class II directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until a successor has been duly elected.

Our directors (other than Chairman of the Board) currently receive the following compensation for their services: (i) annual fee of $45,000; (ii) Board of Directors or committee meeting participation fee of $1,500 (participation via conference call entitles the director to 50% of the participation fee); (iii) additional annual fee of $5,000 for the chairman of the Company’s audit committee and for the chairman of the Company's compensation committee; and (iv) reimbursement of out of pocket expenses. In addition, our directors (other than Chairman of the Board) currently receive certain equity compensation and will continue to do so in the future, subject to shareholder approval of Proposal Five of this Proxy Statement.

Stephen J. Fanning was appointed a director on February 18, 2014. Mr. Fanning has an extensive background in the healthcare, consumer pharmaceuticals and consumer package goods industries. In March 2014, Mr. Fanning was appointed President and Chief Executive Officer of Z-Medica Corporation. Beginning in January 2005, Mr. Fanning served for nine years as President and CEO of Solta Medical, Inc. (formerly Thermage, Inc.), a global leader in the medical aesthetics market. From 2001 to 2005, Mr. Fanning was President and CEO (and a member of the board of directors) of Ocular Sciences, Inc., a public company which developed, manufactured and marketed disposable contact lenses (Ocular Sciences was successfully acquired by CooperVision in 2005). Prior to joining Ocular Sciences, Mr. Fanning worked for 25 years for Johnson & Johnson, one of the world's largest manufacturers of healthcare products, where he served in various senior executive positions including President, Worldwide, of J&J's McNeil Specialty Products division, and President of Johnson & Johnson Medical, a medical device company. Mr. Fanning also served as Managing Director of J&J Austria/Switzerland, and Vice President, Sales, of J&J's McNeil Consumer Products Division. Mr. Fanning holds a Bachelor of Science degree from Philadelphia University.

Yaffa Krindel has served as a director since November 2005. From 1997 until 2007, Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, Ms. Krindel served from 1992 and 1996 as CFO and VP Finance of Lannet Data Communications Ltd., a publicly-traded company on Nasdaq which is now part of Avaya Inc. From 1993 to 1997, she served as CFO and later as director of BreezeCOM Ltd., a global provider of autonomous Wi-Fi networks, which was traded on Nasdaq and TASE. Ms. Krindel served on the boards of Fundtech Ltd., which was traded on Nasdaq until its acquisition by private equity fund GTCR and Voltaire Ltd. until its acquisition by Mellanox Technologies Ltd. She currently serves on the board of BGN Technologies Ltd., the technology transfer company of Ben Gurion University. Throughout her career, Ms. Krindel served on the boards of approximately thirty private hi-tech companies, and has served since June 2016 as a director on the board of directors of Itamar Medical Ltd. a medical device company that is publicly traded on the Tel Aviv Stock Exchange. Ms. Krindel has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem, both with distinction.

Ms. Krindel currently serves on the Company's Nominating, Compensation and Audit Committees.  During 2015, the Company held meetings of the Board, Audit Committee and Compensation Committee at least once each quarter, and Ms. Krindel attended at least 75% of such meetings.  In addition, the Company held one meeting of the Nominating Committee in 2015, and Ms. Krindel attended this meeting. Mr. Fanning, who does not currently serve on any Board committees, attended at least 75% of Board meetings held in 2015.

Mr. Fanning and Ms. Krindel have each attested to the Board of Directors of the Company and to the Company that they meet all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A. In addition, the Company has been advised by each of Mr. Fanning and Ms. Krindel that they are willing to be named as director nominees herein and are willing to serve as directors if elected. However, if either or both of the nominees should be unable to serve as a director, the enclosed proxy will be voted FOR a substitute nominee or nominees selected by the Board of Directors.

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the re-election of Mr. Stephen J. Fanning and Ms. Yaffa Krindel.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolutions.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

A.	“RESOLVED, that Mr. Stephen J. Fanning be re-elected as a Class II director to hold office until the end of the third Annual General Meeting of Shareholders to be held after the Meeting or until his successor has been duly elected."

B.	“RESOLVED, that Ms. Yaffa Krindel be re-elected as a Class II director to hold office until the end of the third Annual General Meeting of Shareholders to be held after the Meeting or until his successor has been duly elected."

PROPOSAL NO. 3

APPROVE THE RE-ELECTION OF DR. MICHAEL ANGHEL AND MR. DAN
SUESSKIND AS EXTERNAL DIRECTORS OF THE COMPANY

The Company’s Board of Directors is soliciting the shareholders meeting to re-elect each of Dr. Michael Anghel and Mr. Dan Suesskind to serve as “external directors” of the Company for three year terms effective as of November 7, 2016, in accordance with the provisions of the Companies Law. Messrs. Anghel and Suesskind have already served four consecutive three year terms as external directors, with the first term beginning in November 2004.

Our directors (other than Chairman of the Board) currently receive the following compensation for their services: (i) annual fee of $45,000; (ii) Board of Directors or committee meeting participation fee of $1,500 (participation via conference call entitles the director to 50% of the participation fee); (iii) additional annual fee of $5,000 for the chairman of the Company’s audit committee and for the chairman of the Company's compensation committee; and (iv) reimbursement of out of pocket expenses. In addition, our directors (other than Chairman of the Board) currently receive certain equity compensation and will continue to do so in the future, subject to shareholder approval of Proposal Five of this Proxy Statement.

Under the Israel Companies Law, a publicly traded company must appoint at least two external directors. The Israel Companies Law provides that a person may not be appointed as an external director of a company if the person or the person’s relative, partner, employer, anyone the person is subject to, directly or indirectly, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with such company, any entity controlling such company or any entity controlled (as of the date of the person’s appointment to serve as external director, or during the two years preceding that date) by or under common control with such company. The term “affiliation” includes: (1) an employment relationship; (2) a business or professional relationship maintained on a regular basis; (3) control; and (4) service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

In addition, no person may serve as an external director if the person’s position or other business create, or may create, a conflict of interest with the person’s responsibilities as an external director, or may impair his ability to serve as a director.

At least one of the external directors is required to have “financial and accounting expertise” and the other external director(s) are required to have “professional competence”. As provided by regulation, a director having "financial and accounting expertise" is a person who, due to his or her education, experience and qualifications, is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. The assessment of a director's "financial and accounting expertise" shall be made by the board of directors. A director having "professional competence" is a person who has an academic degree in either economics, business administration, accounting, law or public administration, or who has an academic degree in an area relevant to the main business sector of the company or in a relevant area for the position as a director, or who has at least five years’ experience in a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public sector or in a senior position in the field of the company’s business.

Our board of directors has determined that both Dr. Michael Anghel and Mr. Dan Suesskind have "financial and accounting expertise". The Companies Law provides for an initial three-year term for an external director, which may be extended for two additional three-year terms. In the case of public companies whose shares are listed on a non-Israeli stock exchange, such as the Company, external directors may be re-elected to serve an unlimited number of additional terms if the Audit Committee and afterwards the board of directors determine that election for an additional term or terms benefits and is for the good of the company in light of the external director’s expertise and special contribution to the board of directors and its committees. The Company’s Audit Committee and Board of Directors have determined that the appointment of Dr. Michael Anghel and Mr. Dan Suesskind as external directors for additional three-year terms will benefit and be for the good of the Company and accordingly recommend that the shareholders approve the appointment of Dr. Michael Anghel and Mr. Dan Suesskind as external directors for three-year terms. In addition, the Nominating and Governance Committee has recommended that the shareholders approve the appointment of Dr. Michael Anghel and Mr. Dan Suesskind as external directors for three-year terms.

Below is information about Dr. Anghel and Mr. Suesskind.

Dr. Michael Anghel has served as a director since November 2004. Until 2005, Dr. Anghel served as the President and CEO of Israel Discount Capital Markets & Investments Corp., a subsidiary of the Israel Discount Bank. From 2000 to 2004, Dr. Anghel served as the CEO of CAP Ventures, an operating venture capital company he founded that has invested and established a number of information technology and communications enterprises. As a senior executive of DIC, IDB, a major Israeli holding company, since 1977, Dr. Anghel has been directly involved in founding, managing and directing a variety of industrial, technology and financial enterprises. Dr. Anghel served as a director of major publicly listed corporations and a number of financial institutions. Dr. Anghel is currently a director of Bioline Rx Ltd. (TASE: BLRX), Dan Hotels Ltd. (TASE: DANH), Partner Communications Company Ltd. (TASE/Nasdaq: PTNR), Strauss Group Ltd. (TASE: STRS), Orbotech Ltd. (Nasdaq: ORBK), and until recently at several private companies. In addition, Dr. Anghel is a former chairman of the board of CET – the Israeli Center for Education Technology. From 1969 to 1977, Dr. Anghel was a full-time member of the faculty of the Graduate School of Business at the Tel-Aviv University. Dr. Anghel is currently the Chairman of the university’s executive program. Dr. Anghel served on various Israeli governmental policy committees in the areas of communications and public finance. Dr. Anghel received his B.A. in Economics from the Hebrew University in 1960, an M.B.A. in Economics and Finance from Columbia University in 1964, and a Ph.D. in International Finance from Columbia University in 1969.

Dan Suesskind has served as a director since November 2004. Mr. Suesskind currently serves also as a director of Israel Corporation Ltd. (TASE: ILCO), and RedHill Biopharma Ltd. (NASDAQ: RDHL; TASE: RDHL).  He additionally serves as a member of the executive committee of the Jerusalem Foundation, and on the Board of Trustees of Hebrew University.  Mr. Suesskind served as Chief Financial Officer of Teva Pharmaceutical Industries from 1977 until 2008, and as a director from 1981 until 2001, and from 2010 until 2014.  Mr. Suesskind  also previously served as a director of the First International Bank of Israel Ltd., Migdal Insurance Ltd., Ness Technologies Ltd., ESC Medical Systems Ltd. (now Lumenis Ltd.) and Lanoptics Ltd. (now EZChip Ltd.), among other companies.  From 1970 until 1976, Mr. Suesskind was a consultant and securities analyst with I.C. International Consultants Ltd.   Mr. Suesskind received a B.A. in Economics and Political Science from the Hebrew University in 1965, a certificate in Business Administration from the Hebrew University in 1967, and an M.B.A. from the University of Massachusetts in 1969.

Dr. Anghel currently serves on and is the Chairman of the Audit, Compensation and Nominating Committees.  Mr. Suesskind currently serves on the Compensation Committee and the Audit Committee.  During 2015, the Company held meetings of the Board, Audit Committee and Compensation Committee at least once each quarter, and Dr. Anghel and Mr. Suesskind each attended at least 75% of the meetings of the Board and of each such committee to which they were members. In addition, the Company held one meeting of the Nominating Committee in 2015, and Dr. Anghel attended this meeting.

Dr. Anghel and Mr. Suesskind have each attested to the Board of Directors of the Company and to the Company that they meet all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A. In addition, the Company has been advised by each of Dr. Anghel and Mr. Suesskind that they are willing to be named as director nominees herein and are willing to serve as directors if elected. However, if either or both of the nominees should be unable to serve as a director, the enclosed proxy will be voted FOR a substitute nominee or nominees selected by the Board of Directors.

The Nominating and Governance Committee and the Board of Directors have recommended Dr. Michael Anghel and Mr. Dan Suesskind for positions as external directors of the Company for three-year terms.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

A.
“RESOLVED, that Dr. Michael Anghel be re-elected as an external director of the Company for a three-year term, effective November 7, 2016, in accordance with the provisions of the Israel Companies Law."

B.	“RESOLVED, that Mr. Suesskind be re-elected as an external director of the Company for a three-year term, effective November 7, 2016, in accordance with the provisions of the Israel Companies Law."

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the re-election of Dr. Anghel and Mr. Suesskind as external directors of the Company.

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required to approve Proposal Three, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest (other than a personal interest not arising out of the shareholder's association with a controlling shareholder) in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company.

PROPOSAL NO. 4

APPROVE AN UPDATED COMPENSATION POLICY
REGARDING THE TERMS OF SERVICE AND EMPLOYMENT
OF THE DIRECTORS AND OFFICERS OF THE COMPANY

Under Amendment No. 20 to the Israel Companies Law, referred to herein as Amendment No. 20, the Company is required to review and reapprove a compensation policy every three years based on guidelines specified by law (the “Compensation Policy”). The employment terms of officers and directors of public companies, including the Company, are determined in accordance with such Compensation Policy. Shareholders of the Company first approved a Compensation Policy for the Company on July 18, 2013, and therefore such policy is required by law to be reviewed and reapproved at this time.

The Compensation Policy must be approved by (i) the Board of Directors upon the recommendation of the Company’s Compensation Committee, and (ii) the shareholders of the Company, except in the limited circumstances set forth in the Companies Law. On July 12, 2016, in accordance with the provisions of Amendment No. 20 and following the recommendation of the Company’s Compensation Committee, the Board of Directors approved amendments to the Compensation Policy and recommended approval by the shareholders, in the form attached hereto as Appendix B which is marked to show changes from the Compensation Policy as approved by shareholders in 2013 (the “Amended Compensation Policy”).

Considerations which guided the Company's Compensation Committee and Board of Directors in recommending the Amended Compensation Policy included: promoting the Company's long-term best interests and organization strategy, as well as consideration of the Company's risk management policy, the size and nature of its operations and, with regard to terms of office and employment which include variable components, an individual's long-term contribution to achieving the Company's objectives and maximizing its performance, taking into account the scope and reach of the individual's role. The Compensation Committee and Board of Directors also took into account amendments to the Israel Companies Law regulations which granted companies greater flexibility in structuring the compensation of officers and directors.

The Amended Compensation Policy was reviewed and amended with due consideration to the nature of the Company's operations in the industry sector in which it operates, the size of the Company's operations and territories in which it operates, the Company’s market capitalization on Nasdaq, as well as other criteria including the Company's cash position and future cash needs, capital structure, future development plans, and shareholders' equity. If approved by shareholders, the Amended Compensation Policy will be in effect for three years from the Annual General Meeting.

The guiding principles of the Amended Compensation Policy, developed after discussions by the Compensation Committee and Board of Directors, were designed, inter alia, to grant proper, fair and well-considered compensation to officers and directors taking into consideration their particular duties and areas of responsibilities, and to align such compensation with the Company's long-term best interests and overall organizational strategy. By doing so, the Amended Compensation Policy seeks to recognize and reward the specific professional knowledge and unique expertise of each individual, encourage a sense of identification with the Company and its objectives on the part of the Company's officers and directors, and increase officer and director satisfaction and motivation, all with the goal of assisting with the recruitment and retention over the long term of high-quality officers and directors capable of facing business challenges, helping the Company achieve its objectives, and leading the Company to business success.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED that, in compliance with the requirements of the Israel Companies Law, 1999, the Amended Compensation Policy for the Company's directors and officers, in the form attached hereto as Appendix B, and as previously approved by the Board of Directors at the recommendation of the Compensation Committee, for a term of three years from approval by this General Meeting, be, and the same hereby is, approved."

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the Compensation Policy.

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required for shareholders to approve Proposal Four, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company.

PROPOSAL NO. 5

APPROVE UPDATED EQUITY COMPENSATION TO DIRECTORS OF THE COMPANY

Non-executive directors (other than the Chairman of the Board) and external directors of the Company receive the following compensation for their services: (i) annual fee of $45,000; (ii) Board of Directors or committee meeting participation fee of $1,500 (participation via conference call entitles the director to 50% of the participation fee); (iii) additional annual fee of $5,000 for the chairman of the Company’s audit committee and for the chairman of the Company's compensation committee; and (iv) reimbursement of out of pocket expenses.  In addition, such directors received a grant of either 63,000 options or 21,000 RSUs or a combination thereof (at the director's option) for three years' service, effective on January 1, 2014 and vesting in equal quarterly installments ("Director Equity Compensation").

Director Equity Compensation was last approved at the Annual General Meeting of Shareholders in 2013 for a three-year period ending December 31, 2016.  Therefore, it is proposed to approve updated Director Equity Compensation at this time for non-executive directors (other than the Chairman of the Board) and external directors as follows:

A grant of 21,000 RSUs for three years' service, which would be effective on January 1, 2017 and would vest in equal quarterly installments beginning March 31, 2017 and at the end of each quarter thereafter, with the last quarterly installment vesting on December 31, 2019. Directors who serve less than three years would be entitled to a pro rata portion of such RSU's.  Each RSU would provide the right to receive one Syneron ordinary share upon vesting. The RSUs would be granted pursuant to the Company's 2014 Israeli Stock Incentive Plan.  New non-executive directors (other than the Chairman of the Board) and external directors appointed during this three-year period would be granted RSUs on substantially the same terms as those described above, except that they would receive only a pro-rata portion of such RSUs based on the date of their appointment.

All of elements of director compensation described above other than Director Equity Compensation would remain in place and unchanged by this proposal.

The updated Director Equity Compensation is in accordance both with the Compensation Policy of the Company currently in effect and with the updated Compensation Policy of the Company that is included in Proposal Four of this Proxy Statement.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the updated equity compensation arrangement for non-executive directors (other than Chairman of the Board) and external directors is hereby approved.”

Board Recommendation and Required Vote

The Compensation Committee and Board of Directors of the Company have approved the updated compensation arrangement for non-executive directors (other than the Chairman of the Board) and external directors, and the Board of Directors recommends that you vote FOR the approval of the updated compensation arrangement.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Appendix A Form of Statement of a Candidate to Serve as a Director
The undersigned, ____________________, hereby declares to Syneron Medical Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law, 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name: _________________	Signature: __________________
_________________

1  As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law, 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.
2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

A - 2

Appendix B

COMPENSATION POLICY

SYNERON MEDICAL LTD.

Compensation Policy for Executive Officers and Directors

Table of Contents

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Syneron Medical Ltd. (“Syneron” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Syneron is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. Compensation is a key component of Syneron's overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals who will enhance Syneron's value and otherwise assist Syneron to reach its business and financial long term goals. Accordingly, the structure of this Policy is established to tie the compensation for each officer to Syneron's goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Syneron's directors.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of Syneron and shall serve as Syneron’s Compensation Policy for the three years commencing as of its adoption.

The Compensation Committee and the Board of Directors of Syneron (the “Board”) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

It is hereby clarified that nothing in this Compensation Policy shall be deemed to grant any of Syneron’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company.

2.	Objectives

This Compensation Policy is intended to further the Company's efforts in attracting, motivating and retaining highly experienced and dedicated personnel to lead Syneron's success and enhance shareholder and stakeholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, and recognizes Syneron's values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Syneron's shareholders in order to enhance shareholder value;

2.2.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to provide the Executive Officers an opportunity to advance in the organization; and

2.3.	To provide appropriate awards for outstanding individual and corporate performance.

2.4.	To maintain consistency in the way that Executive Officers and the broader employee population are compensated.

3.	Compensation structure and instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits and perquisites;

3.1.3.	Cash bonuses;

3.1.4.	Equity based compensation; and

3.1.5.	Retirement and termination of service arrangements.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of Fixed Compensation (base salary, benefits and perquisites) and Variable Compensation (cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Syneron's short and long term goals while considering Syneron's need to manage a variety of business risks;

4.2.	In light of the principles stated above, the following table reflects the ratio between Fixed and Variable Compensation (on a per annum basis) permitted under this Policy assuming target bonus payout per this policy ( actual payments made in a given year may reflect different ratios due to under or over achievement of the performance goals referenced in Section 9 below that may impact the variable compensation actually paid to an Executive Officer).

	% of fixed compensation out of the ~~the~~ total compensation:	% of variable compensation out of the total compensation (*):
CEO	No greater than 55%	No less than 45%
Executive Officers other than CEO	No greater than 65%	No less than 35%

(*)  The value of the equity compensation variable component shall be the value at the date of the grant.

5.	Inter-Company Compensation Ratio

5.1.	In the process of composing this Policy, Syneron’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers and the average and median salaries and employer cost associated with the engagement of the other employees of Syneron (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the work environment in Syneron were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce are appropriate in light of the Company's size and nature of operations and personnel, and will not have a negative impact on work relations in Syneron.

B. Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.	The base salary varies between Executive Officers, and is individually determined according to the educational background, prior business experience, qualifications, knowledge, role, business responsibilities and the past performance of the Executive Officer and the Executive Officer's potential contribution to the business of the company.

6.2.	Since a competitive base salary is essential to Syneron's ability to attract and retain highly skilled professionals, Syneron will seek to establish a base salary that is competitive with the base salaries paid to Executive Officers of a peer group of companies, while considering, among others, Syneron's size and field of operation and the geographical location of the Executive Officer employed. To that end, Syneron shall utilize as a reference comparative market data and practices, which may include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer in other companies of the same type as the Company, which operate on the global market. Such compensation survey may be conducted internally or through an external consultant.

7.	Benefits and Perquisites

7.1.	The following benefits and perquisites may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice and applicable law;

7.1.2.	Sick days in accordance with market practice and applicable law;

7.1.3.	Convalescence pay in accordance with market practice and applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Syneron's practice and the practice in peer group companies;

7.1.5.	Syneron shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Syneron's policies and procedures and the practice in peer group companies; and

7.1.6.	Syneron shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Syneron's policies and procedures and to the practice in peer group companies.

7.2.	Syneron may offer additional benefits and perquisites to the Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits; company car benefits; ~~reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other perquisites (such as newspaper subscriptions, academic and professional studies),~~ etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with Syneron's policies and procedures.

7.3.	For the sake of clarity, non-Israeli Executive Officers may receive other similar, comparable or customary benefits and perquisites as applicable in the relevant jurisdiction in which they are employed.

C. Annual Bonuses

8.	Annual Bonuses - The Objective

8.1.	Compensation in the form of annual cash bonus(es) is an important element in aligning Executive Officers' compensation with Syneron's objectives and business goals.

8.2.	Syneron's policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set periodical objectives and personal targets, pursuant to distinguishable terms for two Executive Officers' populations, as reflected in Section 9 below.

8.3.	Syneron's annual bonus plan will include a minimum or threshold level of performance based on at least two measureable corporate objectives (such as revenue ~~or~~, operating profit, other relevant financial measures) (i.e. "circuit breakers") that must be achieved in order ~~for the plan to be implemented~~to pay any annual bonus. If such circuit breakers are not achieved, ~~the plan will not be implemented and~~ no Executive Officer will be eligible to receive an annual bonus for that year regardless of whether the Executive Officer achieved his or her objectives and targets. However, in case the company will not reach the minimum required circuit breakers, it is still possible to pay a special bonus as defined in article 11 below.

9.	Annual Bonuses - The Formula

Executive Officers (Other than CEO)

9.1.	The annual bonus of Syneron’s Executives Officers other than the CEO will be based on the measurable results of the Company and subject to a minimum threshold. Such measurable criteria will be determined annually by Syneron’s CEO and approved by the Compensation Committee at the commencement of each fiscal year (or start of employment, as applicable) on the basis of, but not limited to, company, division and personal objectives. Examples of measurable criteria that will be considered include: business and operational objectives (such as revenue and operating profit objectives, initiation of new markets and products, operational efficiency); customer focus (such as system availability requirements and customer satisfaction); project milestone (such as products implementation in production, product acceptance and new product penetration) and investment in human capital (such as employee satisfaction, employee retention and employee training and leadership programs).

9.2.	The annual bonus will be based mainly ~~(at least 80%)~~ on measurable criteria, and, with respect to its less significant part ~~(up to 20%)~~, at the CEO’s discretion, subject to any additional approval as may be required by the Companies Law.

9.3.	The annual bonus will not exceed 90% (in the event of overachievement of performance goals) of Executive Officer's base salary on an annual basis. For Executive Officers engaged in sales, the rate of the annual bonus and commissions may be higher.

9.4.	~~75% of the~~The annual bonus ~~awarded to an Executive Officer~~ will be paid ~~with the first monthly salary~~ following ~~the review and~~ approval of Annual Financial Reports by the ~~Compensation Committee and Board, usually immediately following the approval of the annual financial reports, and the remaining 25% will be paid to the Executive Officer only following the approval of the results of the subsequent year, provided that there has been an approved annual bonus payment for that year~~.Board of Directors

CEO

9.5.	The annual bonus of Syneron’s CEO will be based on the measurable results of the Company and subject to a minimum threshold. Such measurable criteria will be determined annually by Syneron’s Compensation Committee at the commencement of each fiscal year (or start of employment, as applicable) on the basis of, but not limited to, company, division and personal objectives. Examples of measurable criteria that will be considered include: business and operational objectives (such as revenue and operating profit objectives, share price and initiation of new markets and products); and project milestone (such as products implementation in production, product acceptance and new product penetration).

9.6.	The annual bonus will be based mainly (at least 80%) on measurable criteria, and, with respect to its less significant part (up to 20%), at the Board’s discretion, subject to any additional approval as may be required by the Companies Law.

9.7.	The annual bonus will not exceed the ~~105~~100% (in the event of overachievement of performance goals) of the CEO base salary on an annual basis.

9.8. 9.9.
The annual bonus ~~awarded to the CEO will be paid out over the course of a period of up to 2 years, and a certain portion of the bonus payout may be subject to the achievement of the threshold level of performance in the subsequent year, all in accordance with a payment schedule determined by the Compensation Committee.~~ will be paid following approval of Annual Financial Reports by the Board of Directors

10.	Compensation Recovery (“Clawback”)

10.1.	In the event of an accounting restatement, Syneron shall be entitled to recover from Executive Officers the bonus compensation in the amount of the excess over what would have been paid under the financial statements, as restated, provided that claim is made by Syneron prior to the ~~second~~third anniversary of fiscal year end of the restated financial statements. For example, in the event of a restatement for FY 2011, Syneron may make a claim pursuant to this Section 10.1 until December 31, 2014.

10.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered if the financial restatement is required due to changes in the applicable financial reporting standards or the Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

10.3.	Nothing in this Section 10 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

11.	Special Bonuses

11.1.	Syneron may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions or offerings) at the CEO’s discretion (and in the CEO's case, at the Board's discretion), subject to any additional approval as may be required by the Companies Law (the "Special Bonus").

11.2.	The Special Bonus granted in any calendar year will not exceed 50% of the Executive Officer's base salary on an annual basis.

11.3.	Grant of a Special Bonus exceeding 25% of the Executive Officer annual base salary will require approval of the Compensation Committee.

11.4.	~~11.2.~~ Syneron may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO's case, at the Board's discretion), subject to any additional approval as may be required by the Companies Law (the "Signing Bonus"). The Signing Bonus may be conditioned upon a minimum employment period during which the Executive Officer must be employed by Syneron, and the Executive Officer may be required to return to the Company all or part of the Signing Bonus should the Executive Officer not remain employed with Syneron for such minimum employment period.

~~11.3.~~	~~The Special Bonus will not exceed 50% of the Executive Officer's base salary on an annual basis.~~

11.5.	~~11.4.~~ The Signing Bonus will not exceed 50% of the Executive Officer's first annual base salary ~~compensation package.~~

D. Equity Based Compensation

12.	The Objective

12.1.	The equity based compensation for Syneron's Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers' interests with the long term interests of Syneron and its shareholders and stakeholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity based awards are to be structured to vest over time, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity based compensation offered by Syneron is intended to be in a form of share options and/or other equity based awards, such as RSUs, PSUs etc. in accordance with the Company's equity incentive plan in place, as may be updated from time to time.

12.3.	The fair market value of equity based compensation of each of Syneron’s Executive Officer's will be determined ~~according to~~at the time of the grant in accordance with then current acceptable valuation practices ~~at the time of the grant.~~ .With respect to the CEO, ~~such~~the fair market value~~, as examined~~ of any equity based compensation (as determined at the time of the grant~~,~~ in accordance with Section 12.3) which vests in a given year shall not exceed the ~~amount~~value of 2 annual base salaries. With respect to Executive Officers other than the CEO, ~~such~~the fair market value~~, as examined~~ of any equity based compensation (as determined at the time of the grant~~,~~ in accordance with this Section 12.3) which vests in a given year shall not exceed the amount of 1 annual base salary.

12.4.	~~Except as set forth below with respect to the Company's CEO, all~~All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than directors shall vest gradually over a period of between one to four years.

12.5.	Equity-based incentives granted to the ~~CEO~~Executive Officers may be subject to vesting periods as set forth in Section 12.4 above. Alternatively, equity-based incentives granted to the ~~CEO~~Executive Officers may be subject to the achievement of measurable, ~~defined~~predefined performance measures. Examples of such measurable performance measures that will be considered include: business and operational objectives (such as revenue and operating profit objectives, share price, market share and initiation of new markets and products); and project milestone (such as products implementation in production, product acceptance and new product penetration).

12.6.	All other terms of the equity awards shall be in accordance with Syneron's share incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General guidelines for the grant of awards

13.1.	The equity based compensation shall be granted from time to time and be individually determined and awarded according to the ~~contribution or~~ potential contribution to the business of the company, performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.	The fair market value of the equity based compensation for the Executive Officers, and the exercise price for any options granted to the Company's Executive Officers, will be determined according to acceptable practices at the time of grant.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period/Severance Payment

14.1.	Syneron may provide an Executive Officer a prior notice of termination of up to 9 months, during which period the Executive Officer ~~may~~shall be entitled to continue receiving all of the then current compensation ~~elements, and to the continuation of vesting of his options.~~ and benefits, and any previously granted and unvested equity compensation grants shall continue to vest in accordance with the grant terms. the Company may waive the Executive Officer obligation to render services to the Company during such advance notice period

14.2.	Syneron may also provide non-Israeli Executive Officers, in lieu a prior notice of termination period, with a one-time severance payment, to be paid upon termination of employment, of up to 9 months base salary, in accordance with local market practices.

15.	Additional Retirement and Termination Benefits

Syneron may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

F. Exculpation, Indemnification and Insurance

16.	Exculpation

Syneron may exempt its Directors and Executive Officers in advance for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis Syneron, to the fullest extent permitted by applicable law.

17.	Insurance and Indemnification

17.1.	Syneron ~~may~~shall indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the Indemnity Agreement between such individuals and Syneron, all subject to applicable law and the Company’s articles of association.

17.2.	Syneron ~~will~~shall provide “Directors and Officers Insurance” (the “Insurance Policy”) for its Directors and Executive Officers. The Insurance Policy may include “run-off” provisions, covering the Directors' and Executive Officers’ liability for a period of seven (7) years after termination.

17.3.	The maximum aggregate coverage for the Insurance Policy shall be determined from time to time by the Compensation Committee and the Board, subject to any additional approval as may be required by the Companies Law.

G. Termination Arrangements upon Change of Control

18.	The following benefits and perquisites may be granted to the Executive Officers (in addition to the benefits or perquisites applicable in the event of retirement or termination of employment) upon a "Change of Control" following of which the employment of such Executive Officer is terminated or adversely adjusted in a material way:

18.1.	Vesting acceleration of issued ~~options~~equity based compensation.

18.2.	Extension of the exercising period of options for Syneron’s Executive Officers for a period of up to 1 year, respectively, following the date of employment termination.

18.3.	Up to 12 months of continued base salary, benefits and perquisites following the date of employment termination.

 H. Board of Directors Compensation

19.1.	~~18.4.~~ All Syneron’s Board members, excluding the chairman of the Board, shall be entitled to an equal annual and per-meeting compensation for their service on Syneron's Board of Directors as well as Board committees and the boards of Syneron's subsidiaries. In addition, a Board member that serves as Chairman of any Board committees shall be entitled to an additional annual fee for such service.

19.2.	~~18.5.~~ The compensation of the Company’s directors (including external directors and independent directors) shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).

19.3.	~~18.6.~~ The Chairman of the Board shall be entitled to a base compensation that shall not exceed six times the compensation of a director (including annual and per meeting compensation and excluding equity compensation).

19.4.	~~18.7.~~ Each member of Syneron’s Board (including the Chairman of the Board) may be granted (i) 21,000 options to purchase ordinary shares of Syneron per year, or (ii) 7,000 RSUs (at the director's option), for each year of service as a director.  ~~In addition, each member of Syneron's Board (including the Chairman of the Board) that serves on the board of directors of a Syneron operating subsidiary may be granted options to purchase shares or RSUs of such subsidiary (which options or RSUs shall be subject to Syneron's or the subsidiary's equity incentive plan, as may be amended from time to time).~~ The fair market value of the equity based compensation for the ~~Executive Officers~~board members, and the exercise price for any options granted to the ~~Executive Officers~~board members, will be determined according to acceptable valuation practices at the time of grant. Equity compensation granted under this Section 18.7 will vest quarterly.

19.5.	~~18.8.~~ Members of Syneron’s Board may be entitled to expenses reimbursement when traveling abroad on behalf of Syneron.

19.6.	~~18.9.~~ Members of Syneron's Board (other than external directors (as defined under the Companies Law) and independent directors) that also provide additional consulting or employment services to Syneron may receive, in addition to compensation they receive for their services on Syneron's Board, additional compensation for such consulting or employment services in accordance with applicable law.

*********************

This Policy is designed solely for the benefit of Syneron and none of the provisions thereof are intended to provide any rights or remedies to any person other than Syneron.

SYNERON MEDICAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Syneron Medical Ltd. (the "Company"), do hereby nominate, constitute and appoint Mr. Hugo Goldman, Ms. Shir Kligler, and Ms. Terry Gerstner, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of August 4, 2016, at the Annual General Meeting of Shareholders to be held on September 12, 2016 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SYNERON MEDICAL LTD.

September 12, 2016

GO GREEN

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE “FOR” THE PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If any other business properly comes before the Annual General Meeting, the proxies named herein will vote upon such matters in accordance with their best judgment. PLEASE MARK, SIGN, AND DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CANNOT BE VOTED.		1.
To approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the 2016 fiscal year and for an additional period until the next Annual General Meeting.
				☐	☐	☐
				FOR	AGAINST	ABSTAIN
2(a)
To re-elect Mr. Stephen J. Fanning as a Class II director to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until his successor has been duly elected.
				☐	☐	☐
				FOR	AGAINST	ABSTAIN
2(b)
To re-elect Ms. Yaffa Krindel as a Class II director to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until her successor has been duly elected.
				☐	☐	☐
				FOR	AGAINST	ABSTAIN
		3(a)	To re-elect Dr. Michael Anghel as an external director of the Company for a threeyear term, effective as of November 7, 2016, in accordance with the provisions of the Israel Companies Law.	☐	☐	☐
				YES	NO

Are you a controlling shareholder of the Company or do you have a personal interest in the transactions underlying Proposal 3(a)? (Please note: if you do not mark either Yes or No your shares will not be voted for this proposal)
				☐	☐
				FOR	AGAINST	ABSTAIN
		3(b)	To re-elect Mr. Dan Suesskind as an external director of the Company for a threeyear term, effective as of November 7, 2016, in accordance with the provisions of the Israel Companies Law.	☐	☐	☐
				YES	NO

Are you a controlling shareholder of the Company or do you have a personal interest in the transactions underlying Proposal 3(b)? (Please note: if you do not mark either Yes or No your shares will not be voted for this proposal)
				☐	☐
				FOR	AGAINST	ABSTAIN
		4.	To approve an updated compensation policy regarding the terms of service and employment of the directors and officers of the Company, in accordance with the provisions of the Israel Companies Law.	☐	☐	☐
				YES	NO

Are you a controlling shareholder of the Company or do you have a personal interest in the transactions underlying Proposal 4? (Please note: if you do not mark either Yes or No your shares will not be voted for this proposal)
				☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
	☐			FOR	AGAINST	ABSTAIN
		5.	To approve updated equity compensation to non-executive directors (other than Chairman of the Board) and external directors of the Company.	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.